Exhibit 99.1

FOR IMMEDIATE RELEASE

RepliCel Retains Market-Making Services

VANCOUVER, BC – September 12, 2014 – RepliCel Life Sciences Inc. (TSXV: RP) (OTCQB: REPCF) (“RepliCel” or the “Company”) has, subject to regulatory approval, retained Venture Liquidity Providers Inc. (“VLP”) to initiate its market-making service to provide assistance in maintaining an orderly trading market for the common shares of the Company.

The market-making service will be undertaken by VLP through a registered broker, W.D. Latimer Co. Ltd., in compliance with the applicable policies of the TSX Venture Exchange (“TSX-V”) and other applicable laws.  For its services, the Company has agreed to pay VLP $5,000 per month for a period of 12 months.  The agreement may be terminated at any time by the Company or VLP.  The Company and VLP act at arm’s length, and VLP has no present interest, directly or indirectly, in the Company or its securities.  The finances and the shares required for the market-making service are provided by W.D. Latimer.  The fee paid by the Company to VLP is for services only.

VLP is a specialized consulting firm based in Toronto providing a variety of services focused on TSX-V listed issuers.  For further information regarding VLP, please email info@vlpinc.net.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function such as chronic tendinosis, damaged skin and pattern baldness.   The company’s RCT-01 and RCS-01 cell therapies are designed to treat chronic tendinosis and damaged or aging skin respectively, using fibroblasts isolated from the sheath of the hair follicle. Another of the company’s pipeline products, RCH-01 for the treatment of pattern baldness, is manufactured from cells derived from the hair follicle dermal cup.  Shiseido Company, Limited has an exclusive geographic license for RCH-01 in certain Asian countries including Japan, China and South Korea. All product candidates are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles to address specific cellular deficits. For additional information please visit www.replicel.com.

About W.D. Latimer Co. Limited
W.D. Latimer Co. Limited is one of Toronto’s most active broker-dealers.  With more than 40 proprietary traders and specialists for the Toronto Stock Exchange, an institutional agency desk and private client services, W.D. Latimer Co. Limited is one of Canada’s largest proprietary trading firms.  For further information on W.D. Latimer Co. Limited, contact Bill Seaward, venture market making specialist at 416-707-3131 or email bill@wdlatimer.com.

CORPORATE CONTACT:
Tammey George, Director of Communications
RepliCel Life Sciences
604-248-8696
tg@replicel.com
www.replicel.com

INVESTOR RELATIONS:
Christina Cameron, Investor Relations
christina@clcameron.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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